

December 17, 2014

Via E-mail
Ken Fei Fu Chang
Director and Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

Re: **China Mobile Games and Entertainment Group Limited**
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
Form 6-K furnished November 17, 2014
File No. 001-35645

Dear Mr. Chang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information

D. Risk Factors

Risks Related to Our Business

Our new games may not be commercially successful…, page 6

1. We note your statement that a relatively small number of hit titles account for a significant portion of total revenue in the industry and that in 2013, 35% of your revenue

was derived from a single game. We also note the discussion in your earnings call on November 17, 2014 that your top five games represented approximately 60% of your revenue for the quarterly period ended September 30, 2014. Tell us what consideration you have given to including a separate risk factor discussing your dependence on a limited number of games for a majority of your revenue.

We are dependent on our ability to license new games, page 7

2.   We note that you generated 50.9% of your net revenue in 2013 from games you licensed from third parties and that you license four of the seven games you highlight as your leading games on pages 47-49. Please tell us what consideration you have given to filing as an exhibit any license agreement, or other related agreement, upon which you are substantially dependent. See Item 4(b)(ii) of Form 20-F.

We are dependent on relationships with chipset manufacturers and handset companies, page 8

3.   Please tell us what consideration you have given to filing your agreement with Mediatek, one of your principal shareholders, pursuant to which you engaged Mediatek to customize and install your Game Center application onto its self-developed mobile phone chips. See Item 4 of Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Descriptions of Certain Statement of Comprehensive Income Items, page 69

4.   We note revenue from licensed games increased significantly in 2013 but it is not clear how this growth is addressed or incorporated into your discussion of social games and single player games revenue. Please tell us your consideration of clarifying the impact of licensed games operations here in future filings. In this regard, it would appear stating the amount of revenue generated from licensed games compared to revenue generated from self-developed games for both social and single player games would provide useful information to investors. Also it would appear useful to clarify on page 70 whether the process of players purchasing game points, the allocation of proceeds collected from players and the agreements in place with mobile service providers are the same whether social games are licensed or self-developed and if not, explain briefly how they differ, with comparable clarification in the single-player games disclosures. Please include any proposed changes to disclosures for future filings in your response. We refer you to Section III.B of SEC Release No. 33-8350.

5.   You disclose metrics beginning on page 70 that include the number of games, new registered users, total paying users and ARPU. Please tell us whether disclosing those metrics separately for licensed games and self-developed games would provide useful information to investors and if so, your consideration of disclosing them separately in future filings. Further if there are other metrics used to measure performance of the licensed games, please tell us what those are and your consideration for disclosing those in future filings. Please include any proposed revised disclosures in your response. We refer you to Section III.B of SEC Release No. 33-8350.

6.   We also note that you disclosed MAU and DAU numbers in your Form 6-K furnished on November 17, 2014. Please tell us if you will include those metrics in your next Form 20-F. Also tell us your consideration of providing those numbers separately for licensed games and self-developed games, as well as social and single player games and whether such disaggregated metrics would be relevant and useful. We refer you to Section III.B of SEC Release No. 33-8350.

B. Liquidity and Capital Resources, page 98

7.   We note your disclosure that your cash and cash equivalents consist of cash on hand and bank deposits placed with commercial banks in China and Hong Kong. Tell us and expand these disclosures in future filings to present disaggregated cash and short term investments by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities in China please disclose the amount of cash held by VIEs separately from the amount of cash held by other entities. Please include a draft of your proposed revised disclosure in your response. Refer to Section IV of SEC Release 33-8350.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 130

8.   We note in your disclosure that you identified a material weakness in internal control over financial reporting ("ICFR"). However you do not disclose your responsibility for establishing and maintaining adequate ICFR, the framework used to evaluate the effectiveness of ICFR, or your assessment as to the effectiveness of ICFR and a statement as to whether or not ICFR is effective as of December 31, 2013. Please amend your filing to include such disclosures and comply with all of the requirements of Item 15 of Form 20-F.

Ken Fei Fu Chang
China Mobile Games and Entertainment Group Limited
December 17, 2014
Page 4

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Basis of presentation, page F-16

9.   We note on page F-17 that Chengdu Zhuoxing Technology Co., Ltd and Beijing Wuyao
        Technology Co. Ltd (China) were established on September 16, 2013 and are
        consolidated in your financial statements. Please tell us whether these entities are VIEs
        or VIE subsidiaries. If they are VIE subsidiaries, please make that clarification in future
        filings noting, for each, which VIE is their respective parent. If they are VIEs, tell us
        how you have determined it is appropriate to consolidate them, describe any VIE
        agreements in place to support such determination, and tell us your consideration of
        revising your disclosures in future filings to incorporate this information. Please include
        any proposed revised disclosure in your response.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

(a) Single player games and social games, page F-25

10.   We note your disclosure on page F-27 that the estimated average playing period of
        paying mobile phone game players is "the time period between the paying mobile phone
        game players' first purchase and last log in, for each significant game based on historical
        player usage patterns and game playing behavior." Please tell us what this average time
        period is for each significant game and your consideration of disclosing this information
        in future filings.

Note 4. Business Acquisitions

(a) Acquisition of Vogins BVI, page F-35

11.   We note the consideration transferred included the settlement of the preexisting
        relationships with Vogins BVI which totaled RMB13,894. Please tell us what is included
        in this amount, how the value of each component was derived and why it was appropriate
        to include each component as part of the consideration for this transaction. We refer you
        to ASC 805-10-25-20 through 22.

Form 6-K furnished November 17, 2014

Exhibit 99.1

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

12.   We note for periods where there is more than one adjustment from each non-GAAP measure to the most comparable GAAP measure, you have aggregated those adjustments. In future filings, please quantify each adjustment separately in your reconciliations. Refer to Item 100(a)(2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief